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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   May 2005            File No.    0-30720

Radius Gold Inc.

(Name of Registrant)

355 Burrard Street, Suite 830, Vancouver, British Columbia, Canada V6C 2G8

(Address of principal executive offices)

1.

News Release dated June 1, 2005

2.

Interim Financial Statements (unaudited) for the period ended March 31, 2005

3.

Management Discussion and Analysis

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Radius Gold Inc.

(Registrant)

Dated: July 6, 2005	By: /s/ Simon Ridgway Simon Ridgway President and Director

news release

NR RGI 4  June 1, 2005

Radius Provides Exploration Update

Radius Gold Inc. (“Radius”) is pleased to provide an update on its exploration activities in Nicaragua, Guatemala and Mexico.  Highlights of Radius’s active programs include:

•

Meridian Gold Inc. continues its drilling at the Natividad (formerly known as El Pavon) project in central Nicaragua. 21 holes completed to date, assays pending;

•

Gold in quartz veins discovered during follow-up prospecting on Radius’ ground near the historic Golden Triangle mining camp in north-east Nicaragua;

•

Exploration work continues at San Pedro project in central Nicaragua;

•

Glamis Gold Ltd. cuts 3.0m @ 36.5 g/t Au and 274 g/t Ag at Banderas project, southern Guatemala.  Additional drilling planned for mid-2005;

•

Prospecting work to commence in early June in southern Mexico.

Nicaragua

Natividad Drilling

Radius’ joint venture partner, Meridian Gold Inc. (“Meridian”) has completed 21 diamond drill holes at Natividad for a total of roughly 2,500m of drilling.  Drilling has so far focused primarily on Pavon South.  The final hole is in progress in the current round of drilling at Pavon South and the rig will then move to the parallel Brisas structure, 2km to the west, where 5 holes are planned, initially testing high-grade mineralization discovered near the south end of the structure.

Management anticipates that a second drill rig will be on site at Natividad in the next month when drilling will focus on the Pavon North and Central Zones.  Both rigs are man portable to reduce the environmental impact of the program.  Radius expects to release the first results from the program towards mid-June.

Regional Exploration

Radius has assembled a package of concession applications covering prospective Tertiary volcanics south and east of the historic Golden Triangle mining camp in north-east Nicaragua which has produced over 5-million ounces of gold.  Regional prospecting work completed late last year returned strong gold-in-sediment anomalies.  Initial follow-up work which began in May 2005 discovered several semi-parallel structures associated with a felsic volcanic dome field, with visible gold in quartz veins seen in one continuous rock chip sample of quartz vein and breccia.  Follow-up work is continuing.

San Pedro

Exploration work continues at the San Pedro project.  Prospecting crews continue to expand the size of the mineralized area to the south and east while detailed mapping of the volcanic stratigraphy and sampling continues in the central zone at the PM-1 and PM-1B veins.  A limited geotechnical program is also underway to determine the dip of key structures on the property.

Mexico

Radius has been acquiring a land position covering prospective areas in southern Mexico. To date, Radius has built a package of concessions and concession applications totaling roughly 540,000 hectares. The bulk of Radius’ land package lies within Chiapas covering the extension of a prospective geological trend which strikes into Mexico from western Guatemala. These rocks host the Marlin deposit (Glamis Gold) in Guatemala and the Ixhuatan prospect (Linear Gold Corp) in Chiapas.

Exploration of Radius’ ground will start with regional prospecting and stream sediment sampling.  A team of geologists and prospectors is presently being mobilized to Mexico.

Guatemala

Banderas Project

Banderas is a low sulphidation epithermal gold-silver vein system located in eastern Guatemala, roughly 30km from Glamis’ Cerro Blanco project where a full feasibility study is underway, aimed at developing an underground gold mine. At Banderas, multiple veins are hosted by Tertiary volcanics within an altered and mineralized zone 1,500m wide and up to 3km long.

PilaGold Inc. completed two phases of drilling, totaling 2545m in early 2004.  Best results from core included 18g/t Au over 1.5m and 332 g/t Ag over 1.6m.  Grab samples of vein float have returned values from trace up to 374 g/t Au and 3,524 g/t Ag, indicating good potential for high grade shoots. The source of the high-grade values has not yet been identified by drilling.

In late 2004, Radius reacquired the property following the merger between Radius Explorations Ltd and PilaGold Inc. It was subsequently joint ventured to Glamis Gold Ltd.  In late 2004, Glamis began a limited reverse-circulation (RC) drilling campaign to test targets accessible from existing roads.  Work performed during November and December 2004 consisted of drilling six RC holes for a total of 1,141m of drilling, a limited soil-sampling program, re-logging of selected core holes, geologic mapping and construction of regularly spaced cross sections.

The results of Glamis’ drilling included hole BRC-04-024, drilled on the RAT zone, which intersected 9.5m @ 12.4g/t Au + 95g/t Ag from 165.0m to 174.5m downhole, including 3.0m @ 36.5 g/t Au and 274 g/t Ag from 167.0 to 170.0m associated with massive or semi-massive quartz veining within a moderately to shallowly, southwest-dipping zone. All other intercepts returned less than 1.5 g/t Au.  A drill collar map showing the locations of all holes drilled by Glamis is available on Radius’ website (www.radiusgold.com).  The intercept is approximately 300m southeast along strike from PilaGold’s drilling on the M28 zone which returned a best intersection of 2.7m @ 6.8 g/t Au + 95 g/t Ag.

Glamis have informed Radius that they will be meeting with the local community to discuss the next stage of drilling at Banderas which they are planning for June of this year.

Qualified Persons

Peter Thiersch, M.Sc. P.Geo. was the Qualified Person as defined by National Instrument 43-101 responsible for the design and management of PilaGold Inc.’s 2004 Banderas exploration program. The geological and assay data reported in this news release was communicated to Radius by PilaGold. Radius has not independently verified the assay or geological information.

Harmen Keyser, P.Geol., a Director of Radius, is the Qualified Person as defined in NI 43-101, and has verified that the results presented in this release from Glamis Gold’s drilling at Banderas are an accurate summary of the information provided to Radius by Glamis.  All widths are core widths, and not true widths.

For further information on Radius Gold Inc., please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

The TSX Venture Exchange has not reviewed and does not take responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

“signed”

Simon Ridgway,

President

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 53.3-million

RADIUS GOLD INC.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2005

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

UNAUDITED FINANCIAL STATEMENTS: In accordance with National Instrument 51-102 of the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the three months ended March 31, 2005.

RADIUS GOLD INC.

(An Exploration Stage Company)

INTERIM CONSOLIDATED BALANCE SHEET

AS AT MARCH 31, 2005

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

	March 31, 2005	December 31, 2004
ASSETS

CURRENT
Cash and short-term investments	$ 15,246,579	$ 16,533,986
Advances and other receivables (Note 6)	1,398,210	732,025
Due from related parties (Note 6)	245,549	80,840
Prepaid expenses and deposits	137,364	71,496

	17,027,702	17,418,347
PROPERTY PLANT & EQUIPMENT	371,487	373,952
DEFERRED EXPLORATION COSTS	17,296,947	16,819,598

	$ 34,696,136	$ 34,611,897

LIABILITIES

CURRENT
Accounts payable and accrued liabilities (Note 6)	$ 481,835	$ 347,394

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 5)	42,378,849	42,060,982
CONTRIBUTED SURPLUS	2,213,107	2,290,834

	44,591,956	42,060,982
DEFICIT	(10,377,655)	(10,087,313)

	34,214,301	34,264,503

	$ 34,696,136	$ 34,611,897

APPROVED BY THE DIRECTORS:

      “signed”                                       , Director

     “signed”                                  , Director

Simon Ridgway

Mario Szotlender

RADIUS GOLD INC.

(An Exploration Stage Company)

INTERIM CONSOLIDATED STATEMENT OF DEFICIT

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2005

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

	Three Month Period Ended March 31,
	2005	2004

DEFICIT – BEGINNING OF PERIOD	$ (10,087,313)	$ (5,168,074)

Net loss for the period	(290,342)	(593,800)

DEFICIT – END OF PERIOD	$ (10,377,655)	$ (5,761,874)

RADIUS GOLD INC.

(An Exploration Stage Company)

INTERIM CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2005

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

	Three Month Period Ended March 31,
	2005	2004

REVENUE
Interest income	$ 32,443	$ 14,235
Other income	21,299	-

	53,742	14,235

EXPENSES
Amortization	10,013	6,634
Bank charges and interest	1,685	1,359
Consulting fees	3,228	16,305
Foreign currency exchange	57,644	19,711
Legal and accounting fees	54,970	19,954
Management fees	15,000	7,500
Non-cash compensation charge (Notes 2&5)	-	121,658
Office and miscellaneous	17,870	6,593
Public relations	69,513	306,177
Regulatory and stock exchange fees	13,045	15,331
Rent and utilities	14,357	7,879
Repair and maintenance	-	1,411
Salaries and wages	53,217	42,572
Telephone and fax	4,191	2,181
Transfer agent fees	3,782	1,721
Travel and accommodation	25,569	31,049

	344,084	608,035

NET LOSS FOR THE RECORD	$ 290,342	$ 593,800

LOSS PER SHARE	$ (0.006)	$ (0.020)

NUMBER OF WEIGHTED AVERAGE SHARES	52,427,255	39,034,253

RADIUS GOLD INC.

(An Exploration Stage Company)

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2005

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

	Three Month Period Ended March 31,
	2005	2004

OPERATING ACTIVITIES
Net loss for the period	$ (290,342)	$ (593,800)
Items not involving cash:
Amortization	10,013	6,634
Non-cash compensation charge	-	121,658
	(280,329)	(465,508)
Changes in non-cash working capital items	(597,612)	121,679

	(877,941)	(343,829)

FINANCING ACTIVITIES
Proceeds on issuance of common shares	240,140	46,388

INVESTING ACTIVITIES
Advances for exploration costs	-	(332,383)
Due from related parties	(164,709)	(69,908)
Expenditures on deferred exploration costs	(477,349)	(552,451)
Purchase of property plant & equipment	(7,548)	(93,106)

	(649,606)	(1,047,848)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,287,407)	(1,347,098)

Cash and cash equivalents – beginning of period	16,533,986	14,784,487

CASH AND CASH EQUIVALENTS – END OF PERIOD	$ 15,246,579	$ 13,437,389

Supplementary disclosure of cash flow information:
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

Non-cash Transactions – Note 8

RADIUS GOLD INC.

(An Exploration Stage Company)

INTERIM CONSOLIDATED SCHEDULE OF DEFERRED EXPLORATION COSTS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2005

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

	Guatemala		Nicaragua		Mexico	Dominican Republic
	General Exploration	Mineral Concessions	General Exploration	Mineral Concessions	General Exploration	Camila	Period Ended March 31, 2005	Year Ended December 31, 2004

ACQUISITION COSTS
BALANCE – BEGINNING OF PERIOD	$ -	$ 5,267,671	$ 185,478	$ 2,572,231	$ -	$ 366,191	8,391,571	$ 1,077,504

Shares	-	-	-	-	-	-	-	1,937,000
Cash	-	-	-	-	-	-	-	216,112
Acquired through amalgamation (Note 3)	-	-	-	-	-	-	-	5,269,991
	-	-	-	-	-	-	-	7,423,103

BALANCE – END OF PERIOD	-	5,267,671	185,478	2,572,231	-	366,191	8,391,571	8,500,607

DEFERRED EXPLORATION COSTS
BALANCE – BEGINNING OF PERIOD	$ -	$ 5,712,900	$ 574,907	$ 2,081,035	$ 46,006	$ 13,179	$ 8,428,027	$ 6,580,459

Property Payment/Investigation	-	-	38	220	-	-	258	72,129
Automobile	58	231	8,455	8,770	146	-	17,660	151,014
Camp, food and supplies	381	-	5,411	9,665	-	-	15,457	215,741
Drafting, maps and printing	-	-	907	60	122	-	1,089	45,673
Drilling	-	-	-	-	-	-	-	227,049
Exploration administration	414	4	915	1,731	28	-	3,092	43,356
Geochemistry	106	-	23,328	28,603	-	-	52,037	319,641
Geological consulting	15,292	1,328	78,127	80,882	29,843	-	205,472	977,847
Other consulting	5,299	-	9,893	1,817	4,045	-	21,054	110,304
Legal and accounting	930	-	197	1,825	-	-	2,952	75,046
Licenses, rights and taxes	-	-	16,279	39,670	-	-	55,950	173,860
Materials	5	20	632	12,058	-	-	12,714	52,089
Maintenance	18	51	575	2,115	-	-	2,759	7,150
Miscellaneous	75	635	682	242	-	-	1,635	14,549
Medical expenses	769	-	550	587	-	-	1,905	39,731
Rent and utilities	200	922	1,894	5,011	-	-	8,027	94,051
Rental equipment	-	-	-	-	-	-	-	7,022
Salaries and wages	1,707	1,169	17,327	22,839	-	-	43,042	237,917
Shipping	55	476	765	60	-	-	1,355	12,509
Telephone and communications	-	12	3,473	4,001	184	-	7,670	55,081
Travel and accommodation	105	-	9,786	9,215	4,116	-	23,222	156,977
	25,415	4,849	179,231	229,371	38,484	-	477,349	3,088,736

BALANCE – END OF PERIOD	25,415	5,717,749	754,138	2,310,406	84,490	13,179	8,905,376	9,669,195
Write-off Exploration Costs	-	-	-	-	-	-	-	(1,350,204)

BALANCE – END OF PERIOD	$ 25,415	$10,985,419	$ 939,616	$ 4,882,637	$ 84,490	$ 379,370	$ 17,296,947	$ 16,819,598

Radius Gold Inc.

An Exploration Stage Company

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

Three Month Period Ended March 31, 2005

Expressed in Canadian Dollars

1.

Nature and Continuance of Operations

Radius Gold Inc. (The Company) was formed by the amalgamation of Radius Explorations Ltd. (Radius) (formerly RDU – TSXV) and PilaGold Inc. (PilaGold) (formerly PRI – TSXV) which became effective on July 1, 2004.

The Company is engaged in acquisition and exploration of mineral properties in Guatemala, Nicaragua, Mexico and the Dominican Republic. The amounts shown for the mineral properties represent costs incurred to date and do not reflect present or future values.  The Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain reserves that are economically recoverable.  Accordingly, the recoverability of these capitalized costs is dependant upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete their development and upon future profitable production.

The consolidated financial statements contained herein include the accounts of Radius Gold Inc. and its wholly-owned subsidiaries located in Guatemala, Nicaragua, Panama and the Dominican Republic.

The three month period ending March 31, 2005 consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles.  All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year.  The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the annual financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted.

2.

Accounting Policy

Stock-Based Compensation

The Company grants options in accordance with the policies of the TSX Venture Exchange (“TSX-V”).  The Company has adopted the CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”, which recommends the fair value-based methodology for measuring all compensation costs. Commencing January 1, 2004 the fair value of stock options awarded is recognized as an expense.

Radius Gold Inc.

An Exploration Stage Company

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

Three Month Period Ended March 31, 2005 – Page 2

Expressed in Canadian Dollars

3.

Amalgamation

a)

On July 1, 2004 Radius and PilaGold shareholders exchanged their shares for shares in Radius Gold Inc.  Under the terms of the amalgamation, Radius shareholders received 1 Radius Gold Inc. share for every 1 Radius share held and PilaGold shareholders received 1 Radius Gold Inc. share for every 2.25 PilaGold shares held.  PilaGold had 23,140,016 issued shares outstanding at July 1, 2004 which were exchanged for 10,284,452 Radius Gold Inc. shares.  Radius’s issued shares at July 1, 2004 were 40,306,492 which were exchanged for 40,306,492 Radius Gold Inc. shares.  The transaction resulted in the shareholders of Radius acquiring the majority of the outstanding shares of Radius Gold Inc. and has been accounted for using the purchase method with Radius being identified as the acquirer. Accordingly all comparative figures presented are Radius Explorations Ltd. The consolidated statement of operations for the three months ended March 31, 2004 include the consolidated operations of Radius Explorations from January 1, 2004 to March 31, 2004 and do not include the consolidated operations of PilaGold.

b)

The fair value of the acquired net assets of PilaGold were as follows:

Cash	$6,491,647
Advances and receivables	25,297
Prepaid expenses	28,708
Due from related parties	147,801
Capital Assets	22,553
Deferred exploration costs	5,275,412
Accounts payable	(378,983)
Due to related parties	(193,983)

$ 11,418,452

Radius Gold Inc.

An Exploration Stage Company

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

Three Month Period Ended March 31, 2005 – Page 3

Expressed in Canadian Dollars

3.

Amalgamation (cont’d)

a)

As described above, the comparative consolidated statement of operations for the three months ended March 31, 2004 do not include the results of the consolidated operations of PilaGold for the three months ended March 31, 2004. The consolidated operations of PilaGold for the three months ended March 31, 2004 are as follows:

PilaGold Inc. Three Month Period Ended March 31, 2004

REVENUE
Interest income	$ 27,116

EXPENSES
Amortization	1,042
Bank charges and interest	1,228
Consulting	227,264
Foreign currency exchange	29,963
Legal and accounting fees	22,659
Management fees	7,500
Non-cash compensation charge	177,447
Office and miscellaneous	8,238
Promotion and travel	387,879
Regulatory and stock exchange fees	4,197
Rent and utilities	7,879
Salaries and wages	37,996
Shareholder communication	(43,312)
Telephone and fax	5,365
Transfer agent fees	1,661
877,006

LOSS BEFORE OTHER ITEMS	(849,890)

Write off of exploration costs	(193,917)

NET LOSS FOR THE PERIOD	$ (1,043,807)

LOSS PER SHARE	$ (0.016)

Radius Gold Inc.

An Exploration Stage Company

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

Three Month Period Ending March 31, 2005 – Page 4

Expressed in Canadian Dollars

4.

Due From Related Parties

The amounts are due from companies related by common directors and are for the sharing of office space and administrative overhead.  These amounts are non-interest bearing and have no fixed repayment terms.

5.

Capital Stock

Authorized: Unlimited common shares without par value

Issued:	Number of Shares		Price	$

Balance December 31, 2003	38,395,242			27,539,692

Exercise of warrants	11,250		0.55	6,188
Exercise of warrants	560,000		0.25	140,000
Issued for property acquisition	1,300,000		1.49	1,937,000
Exercise of stock options	25,000		0.95	23,750
Less: issue costs	-			(1,809)

Balance June 30, 2004	40,306,492			29,655,020

Amalgamation options 1 Radius for 2.25 PilaGold	10,284,452		1.11	11,415,742
Exercise of stock options	117,000		0.65	76,050
Exercise of stock options	35,000		0.60	21,000
Exercise of stock options	54,000		0.68	36,720
Exercise of stock options	30,000		0.95	28,500
Exercise of stock options	30,000		0.90	27,000
Exercise of stock options	65,000		1.10	71,500
Exercise of stock options	79,444		0.99	78,650
Exercise of warrants	2,089,800		0.25	522,450
Transfer of contributed surplus on exercise of options	-	15,000	0.49	7,350
Transfer of contributed surplus on exercise of options		65,000	0.59	38,350
Transfer of contributed surplus on exercise of options	-	55,000	0.64	35,200
Transfer of contributed surplus on exercise of options		65,000	0.73	47,450
Less: issue costs	-			-

Balance December 31, 2004	53,091,188			42,060,982

Exercise of stock options	37,800		1.30	49,140
Exercise of stock options	40,000		0.90	36,000
Exercise of stock options	50,000		0.99	49,500
Exercise of stock options	20,000		1.00	20,000
Exercise of stock options	57,000		1.50	85,500
Transfer of contributed surplus on exercise of options	-	40,000	0.59	23,600
Transfer of contributed surplus on exercise of options	-	50,000	0.59	29,500
Transfer of contributed surplus on exercise of options	-	37,800	0.34	12,666
Transfer of contributed surplus on exercise of options	-	20,000	0.60	11.961

Balance March 31, 2005	53,295,988			42,378,849

Radius Gold Inc.

An Exploration Stage Company

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

Three Month Period Ended March 31, 2005 – Page 6

Expressed in Canadian Dollars

5.

Capital Stock (cont’d)

Escrow Shares

As at March 31, 2005, there are 750,000 common shares held in escrow, the release of which is subject to regulatory approval.

Stock Options

The Company has established a formal stock option plan in accordance with the policies of the TSX-V under which it is authorized to grant options up to 10% of its outstanding shares to officers, directors, employees and consultants.  The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant.  The options are for a maximum term of five years.

Stock option transactions and the number of stock options outstanding are summarized as follows:

	March 31, 2005		March 31, 2004
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

Outstanding, beginning year	3,691,219	$1.05	2,220,000	$0.91

Expired Unexercised	(22,222)	1.46	-	-

Granted			250,000	1.30
			425,000	1.32

Exercised	(50,000)	0.99	(15,000)	0.68
	(20,000)	1.00	(25,000)	0.95
	(40,000)	0.90
	(37,800)	1.30

Outstanding, end of period	3,521,197	1.05	2,855,000	1.01

Radius Gold Inc.

An Exploration Stage Company

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

Three Month Period Ended March 31, 2005 – Page 7

Expressed in Canadian Dollars

5.

Capital Stock (cont’d)

Stock Options (cont’d)

The following stock options were outstanding and exercisable at March 31, 2005.

Number	Exercise Price	Expiry Date
112,200	1.30	July 14, 2005
35,000	1.00	Sept 2, 2005
29,000	0.60	Nov 15, 2005
125,000	0.85	Jan. 24, 2006
140,000	1.00	July 10, 2006
102,222	0.99	Sept 24, 2007
670,000	0.68	Jan. 7, 2008
100,000	0.90	Jan. 15, 2008
55,000	0.99	Jan 27, 2008
128,888	1.46	Jan 29, 2008
22,222	1.58	Feb 18, 2008
22,222	2.00	Apr 2, 2008
22,222	2.03	Apr 22, 2008
11,111	2.03	Aug 7, 2008
235,000	1.10	Aug 7, 2008
66,666	1.37	Aug 13, 2008
100,000	1.30	Jan 14, 2009
44,444	1.98	Jan 15, 2009
375,000	1.32	Feb 26, 2009
425,000	1.00	Sept 2, 2009
650,000	1.00	Sept 6, 2009
50,000	1.50	Oct 17, 2009

3,521,197

Radius Gold Inc.

An Exploration Stage Company

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

Three Month Period Ended March 31, 2005 – Page 8

Expressed in Canadian Dollars

5.

Capital Stock (cont’d)

Warrants

The following share purchase warrants were outstanding at March 31, 2005:

Number	Exercise Price	Expiry Date

1,196,666	1.75	November 20, 2005
343,613	1.50	May 13, 2005
3,272,500	1.75	November 13, 2005
4,812,779

The 343,613 warrants at $1.50 expired unexercised on May 13, 2005.

6.

Related Party Transactions

During the three month period ending March 31, 2005 the Company entered into the following transactions with related parties:

Paid $33,000 (Dec 31, 2004 - $99,000) in geological consulting fees to a company controlled by a director.

Paid $15,000 (Dec 31, 2004 - $45,000) in management fees to a company controlled by a director.

Paid $1,180 (Dec 31, 2004 - $15,215) in consulting fees to a company controlled by a director.

Advances and other receivables include $78,347 due from directors, officers and employees of the Company. Amounts due are unsecured, non-interest bearing and have no fixed terms of repayment.

Due from related parties include $236,351 due from companies which have a common director with the Company and arose from shared administrative costs.

Accounts payable and advances include $9,624 (Dec 31, 2004- $21,898) payable to a company which has a common director with the Company.

Radius Gold Inc.

An Exploration Stage Company

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

Three Month Period Ended March 31, 2005 – Page 9

Expressed in Canadian Dollars

7.

Segmented Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operation decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance.  All of the Company’s operations are within the mining sector relating to gold exploration.  Due to the geographic and political diversity, the Company’s exploration operations are decentralized whereby exploration managers are responsible for business results and regional corporate offices provide support to the exploration programs in addressing local and regional issues.  The Company’s operations are therefore segmented on a district basis. The Company’s resource properties are located in Guatemala, Nicaragua, Mexico and the Dominican Republic.

Details of identifiable assets by geographic segments are as follows:

	Period Ended March 31, 2005	Year Ended December 31, 2004

Total Assets
Canada	$ 15,810,440	$ 16,605,483
Guatemala	11,526,133	11,056,843
Nicaragua	6,770,075	6,398,808
Mexico	84,490	46,006
Panama	123,115	123,115
Dominican Republic	381,884	381,642
	$ 34,696,136	$ 34,611,897

Property Plant & Equipment
Canada	$ 42,997	$45,462
Guatemala	100,932	100,932
Nicaragua	227,558	227,559
	$ 371,487	$ 373,953

Resource Properties Acquisition
Canada	$ -	$ -
Guatemala	5,267,671	5,376,704
Nicaragua	2,757,709	2,757,712
Dominican Republic	366,191	366,191
	$ 8,391,571	$ 8,500,607

Deferred Exploration Costs
Canada	$ -	$ -
Guatemala	5,743,164	5,603,866
Mexico	84,490	46,006
Nicaragua	3,064,543	2,655,941
Dominican Republic	13,179	13,178
	$ 8,905,376	$ 8,318,991

8.

Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows.

RADIUS GOLD INC.

(the “Company”)

MANAGEMENT’S DISCUSSION AND ANALYSIS

First Quarter Report – March 31, 2005

General

This Management’s Discussion and Analysis (“MD&A”) supplements, but does not form part of, the unaudited interim consolidated financial statements of the Company for the three months ended March 31, 2005.  The following information, prepared as of May 25, 2005, should be read in conjunction with the March 31, 2005 financial statements, which have been prepared in accordance with Canadian generally accepted accounting principles.  All amounts are expressed in Canadian dollars unless otherwise indicated.  The March 31, 2005 financial statements have not been reviewed by the Company’s auditors.

Business of the Company

The Company is in the business of acquiring, exploring and developing mineral properties in Central America and has a portfolio of projects in Nicaragua and Guatemala, and a number of mineral concession applications in southern Mexico.

Nicaragua

Exploration work in Nicaragua proceeded relatively slowly because the pace of the Company’s work programs is dictated to a large degree by the need to obtain government permits for most significant exploration programs.

At the El Pavon project, the Company’s joint venture partner, Meridian Gold Inc. (“Meridian”) which is earning a 60% interest in the project, focused its activities in two main areas.  Firstly, a sustained community relations (CR) program was completed prior to the granting of the government permits required to complete the proposed drill program at El Pavon.  The CR effort concentrated on informing the local communities about the drill program and a planned aeromagnetic survey.  Secondly, the technical focus was on continued mapping and prospecting of the land package to identify additional vein structures that may require drill testing.

Permitting of the proposed El Pavon drill program continued during the quarter.  The preparation of an environmental impact assessment, and the associated public disclosure period for the permit application within the local municipalities, contributed to a lengthy approval process for the program.  Permission was received at the end of March 2005 and drilling started shortly thereafter.  A program of roughly 100-110 diamond drill holes is underway and will continue for much of 2005.

Meridian has informed Radius that it plans to change the name of the project from El Pavon to “Natividad”.  Accordingly, all future press releases and MD&As will refer to the Natividad drill program.

At the Company’s San Pedro project, prospecting and mapping continued to return encouraging results and a short drill program was scheduled for the second quarter.  The overall area of known mineralization at San Pedro is now 11-12km along strike and 5km across, open to the southwest, southeast and east.  To date, more than 15 veins have been identified on the property.  Exploration at San Pedro will be temporarily stopped when the rainy season starts towards the end of the second quarter.

Guatemala

The Company is adopting a low key approach to its programs in Guatemala.  Glamis Gold was involved in a major community relations incident which resulted in the Guatemalan government placing a moratorium on the issuance of new exploitation permits.  Existing exploration and exploitation permits are being grandfathered and will be honoured by the government.  Until the permitting situation is fully and transparently resolved, Radius will maintain a presence through its joint venture partners only and no new generative work is anticipated for Guatemala during 2005.

Glamis is Radius’ joint venture partner on the Banderas project in Guatemala.  They drilled a number of holes at the project late in 2004 and into the first quarter and we believe that they are planning further work on the property later in the year. We are awaiting confirmation of this.  Banderas is close to Glamis’ Cerro Blanco project and may be able to provide additional feed for the Cerro Blanco mine if a construction decision is made by Glamis.

AMEX Listing

The Company lodged its initial application for a listing on the American Stock Exchange (AMEX).  The first comments on the application were received from the AMEX analyst at the start of the second quarter and Radius’ response was made shortly after. The Company is currently waiting for the second round of comments from the AMEX analyst.

Plans for Q2 2005

In Nicaragua, Meridian will continue drilling at the El Pavon (Natividad) project.  The first phase of the 15,000m drill program will involve 8,500m of drilling during 2005.  Drilling is focusing initially on the southern end of the Pavon Central / South veins and outlying areas of the project.  Once the rainy season starts in late Q2, the drilling will shift back to Pavon North and Central.  We also anticipate bringing a second rig into Nicaragua to drill the first holes at the San Pedro project.  A single fence of holes is planned to investigate the subsurface geology.

Radius’ prospecting work will focus on San Pedro and new areas in north-east Nicaragua.

Significant Transaction

The Company has formed effective July 1, 2004 as a result of the amalgamation of Radius Explorations Ltd. and PilaGold Inc.  Details of this transaction are set forth in the Joint Information Circular dated April 30, 2004, which is available for viewing at www.sedar.com under the company profiles of the two predecessor companies.

Accounting Method Regarding Amalgamation

On July 1, 2004, Radius and PilaGold shareholders exchanged their shares for shares in Radius Gold Inc.  Under the terms of the amalgamation, Radius shareholders received 1 Radius Gold Inc. share for every 1 Radius share held and PilaGold shareholders received 1 Radius Gold Inc. share for every 2.25 PilaGold shares held.  PilaGold had 23,140,016 issued shares outstanding at July 1, 2004 which were exchanged for 10,284,452 Radius Gold Inc. shares.  Radius’s issued shares at July 1, 2004 were 40,306,492 which were exchanged for 40,306,492 Radius Gold Inc. shares.  The transaction resulted in the shareholders of Radius acquiring the majority of the outstanding shares of Radius Gold Inc. and has been accounted for using the purchase method with Radius being identified as the acquirer. Accordingly all comparative figures presented are Radius Explorations Ltd. The consolidated statement of operations for the three months ended March 31, 2004 include the consolidated operations of Radius Explorations from January 1, 2004 to March 31, 2004 and do not include the consolidated operations of PilaGold.

Results of Operations

For the three months ended March 31, 2005, the Company had a consolidated net loss of $290,342 ($0.006 per share) compared to a net loss of $593,800 ($0.020 per share) for the three months ended March 31, 2004.  Interest income increased for the 2005 period as compared to the 2004 period due to a greater amount of funds invested.  Corporate expenses decreased significantly overall.  Some categories decreased, such as public relations (a large distribution of marketing material was done in 2004), consulting fees, and travel.  Since the amalgamation in Jul 2004, legal and accounting costs, management fees and administrative costs were greater due to the Company’s paying a larger percentage of shared office costs and salaries.  Another significant difference is that there was no non-cash compensation charge in the three months ended March 31, 2005, as compared to a $121,658 charged in the 2004 period.

Quarterly Information

The following table provides information for the eight fiscal quarters ended March 31, 2005:

	First Quarter Ended March 31, 2005 ($)	Fourth Quarter Ended Dec. 31, 2004 ($)	Third Quarter Ended Sept. 30, 2004 ($)	Second Quarter Ended June 30, 2004 ($)	First Quarter Ended March 31, 2004 ($)	Fourth Quarter Ended Dec. 31, 2003 ($)	Third Quarter Ended Sept. 30, 2003 ($)	Second Quarter Ended June 30, 2003 ($)
Total Income	53,742	187,258	163,124-	67,059	14,235	39,378	17,881	10,994
Net Loss	290,342	1,726,354	762,091	826,094	593,800	1,155,510	419,823	966,983
Net Loss per share	0.0006	0.03	0.02	0.02	0.02	0.06	0.01	0.01

Liquidity and Capital Resources

The Company’s cash resources decreased from $16.5 million at December 31, 2004 to $15.2 million at March 31, 2005.  During the three months ended March 31, 2005, the Company’s interest and other income and proceeds on issuance of shares provided additional cash of $293,882 which significantly offsets the operating expenses for the quarter of $344,084.

Management expects that the Company will have sufficient working capital to meet its corporate and exploration commitments over at least the next 24 months.  Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration and development activity.  Management believes it will be able to raise equity capital as required in the long term, but recognizes the uncertainty attached thereto.  The Company continues to use various strategies to minimize its dependence on equity capital, including the securing of joint venture partners where appropriate.

Mineral Properties Expenditures

Guatemala - During the three months ended March 31, 2005, $30,264 was spent on exploration of the Company’s mineral properties in Guatemala.  Of that amount, the major expenditure categories include $21,919 for geological and other consulting and $2,876 for salaries.

Nicaragua - During the three months ended March 31, 2005, the Company incurred $408,602 in exploration costs in Nicaragua.  Of that amount, the major expenditure categories include $170,719 for geological and other consulting fees, $55,949 for licenses and taxes, $51,931 for geochemistry, and $40,166 for salaries.

As at March 31, 2005, the Company advanced $807,969 on behalf of Meridian Gold Inc. in connection with Meridian’s exploration program on the Natividad Project, and $298,498 on behalf of Coastport Capital Inc. in connection with its exploration program on the San Ramon Project.  Under the terms of each option agreement, the Company will be reimbursed for these advances in the near future.

Mexico - During period, the Company spent $38,484 in Mexico in connection with the investigation of properties for possible acquisition.

Related Party Transactions

During the three months ended March 31, 2005, the Company entered into the following transactions with related parties:

Paid $33,000 (Dec. 31, 2004 - $99,000) in geological consulting fees to a company controlled by a director.

Paid $15,000 (Dec. 31, 2004 - $45,000) in management fees to a company controlled by a director.

Paid $1,180 (Dec. 31, 2004 - $15,215) in consulting fees to a company controlled by a director.

Advances and other receivables include $78,347 due from directors, officers and employees of the Company. Amounts due are unsecured, non-interest bearing and have no fixed terms of repayment.

Due from related parties include $236,351 due from companies which have a common director with the Company and arose from shared administrative costs.

Accounts payable and advances include $9,624 (Dec. 31, 2004- $21,898) payable to a company which has a common director with the Company.

Other Data

Additional information related to the Company is available for viewing at www.sedar.com.

Share Position Outstanding Warrants and Options

The Company’s current outstanding share position is 53,295,988 common shares, and the following share purchase warrants and incentive stock options are currently outstanding:

WARRANTS
No. of Shares	Exercise Price	Expiry Date

343,613	$1.50	May 13, 2005
3,272,500	$1.75	November 13, 2005
1,196,666	$1.75	November 20, 2005
4,812,779

STOCK OPTIONS
No. of Shares	Exercise Price	Expiry Date

112,200	$1.30	July 14, 2005
35,000	$1.00	September 2, 2005
29,000	$0.60	November 15, 2005
125,000	$0.85	January 24, 2006
140,000	$1.00	July 10, 2006
102,222	$0.99	September 24, 2007
670,000	$0.68	January 7, 2008
100,000	$0.90	January 15, 2008
55,000	$0.99	January 27, 2008
128,888	$1.46	January 29, 2008
22,222	$1.58	February 18, 2008
22,222	$2.00	April 2, 2008
22,222	$2.03	April 22, 2008
235,000	$1.10	August 7, 2008
11,111	$2.03	August 7, 2008
66,666	$1.37	August 13, 2008
100,000	$1.30	January 14, 2009
44,444	$1.98	January 15, 2009
375,000	$1.32	February 26, 2009
425,000	$1.00	September 2, 2009
650,000	$1.00	September 6, 2009
50,000	$1.50	October 17, 2009
3,521,197

Financial Instruments

The carrying value of cash and cash equivalents, receivables, due from/to related parties and accounts payable and accrued liabilities approximate fair value because of the short-term maturity of those instruments.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Forward Looking Information

Certain statements contained in this MD&A and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance of achievements of the company to materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below.

Risks and Uncertainties

The business of mineral exploration and extraction involves a high degree of risk.  Few properties that are explored ultimately become producing mines.  At present, none of the Company’s properties has a known commercial ore deposit.  The Company’s mineral properties are also located in emerging nations and consequently may be subject to a higher level of risk compared to developed countries.  Operations, the status of mineral property rights, title to the properties and the recoverability of amounts shown for mineral properties in emerging nations can be affected by changing economic, regulatory and political situations.  Other risks facing the Company include competition, environmental and insurance risks, fluctuations in metal prices, share price volatility and uncertainty of additional financing.